Exhibit 99.1

Telix Pharmaceuticals Limited ACN 616 620 369 55 Flemington Road North Melbourne Victoria, 3051 Australia ASX ANNOUNCEMENT

Telix to Add FAP-Targeting Candidates to Theranostic Pipeline

Melbourne (Australia) – 19 November 2024. Telix Pharmaceuticals Limited (ASX: TLX; Nasdaq: TLX, Telix, the Company) today announces it will expand its theranostic pipeline with new assets targeting Fibroblast Activation Protein (FAP), one of the most promising pan-cancer targets in nuclear medicine. Telix’s development program will initially focus on the treatment of bladder cancer, rounding out its urology franchise, which includes late-stage therapeutic programs for kidney and prostate cancers.

FAP is a pan-cancer marker expressed in the tumour microenvironment of epithelial cancers and on the surface of some specific cancer types, including sarcomas and mesotheliomas.

Telix has entered into asset purchase and exclusive worldwide in-licence agreements for a suite of clinically validated FAP-targeting therapeutic and precision medicine (diagnostic) radiopharmaceutical candidates developed by Professor Frank Roesch and his collaborators at the Institute of Nuclear Chemistry at the Johannes Gutenberg-Universität Mainz, Germany. The next-generation therapeutic assets are differentiated by a novel structure that drives extended tumour retention while minimising off-target uptake, potentially overcoming the limitations seen with first-generation compounds. The diagnostic and therapeutic compounds have been clinically validated in over 500 patients across a variety of solid tumours and are the subject of multiple peer-review publications1.

Richard Valeix, Chief Executive Officer, Telix Therapeutics, said, “We are delighted to partner with Professor Roesch and his team on this exciting frontier of radiopharmaceuticals. Telix will gain access to assets that are already significantly de-risked, with clinically demonstrated safety profile and efficacy. We will develop these assets in bladder cancer as a primary indication, in line with our focus on urological cancers, and explore the potential of FAP as a pan-cancer target, adding significant value to our pipeline.”

Frank Roesch, professor emeritus, said, “Over the past two years, our FAP inhibitor-based theranostic candidates have seen extensive preclinical and clinical evaluation. Collaboration has been very important, and I am grateful to many colleagues around the world who have contributed to advancing the molecules to this point. We are excited to be working with Telix as a leader in radiopharmaceutical innovation, development and commercialisation, to further develop and bring these drug candidates to regulatory approval. The ultimate goal is to improve the diagnostic precision and therapeutic outcomes of cancer patients in need.”

Deal terms and conditions

Under an exclusive worldwide licence agreement with a German company controlled by Professor Roesch, SCV GmbH, and a concurrently-signed asset purchase agreement with German company Medianezia GmbH, which collectively hold the intellectual property rights to the FAP assets, Telix will pay €7 million in cash as of closing (inclusive of €700,000 paid at or prior to the signing of the agreements) and a further €3 million in 12 months’ time subject to any potential indemnity setoff.

1 Ballal et al. Pharmaceuticals. 2021; Ballal et al. JNM. 2022; Ballal et al. JNM. 2023; Bal et al. JNM. 2024.

Telix will pay up to a further €132 million contingent upon achievement of certain clinical development and regulatory milestones related to both the diagnostic and therapeutic products under both agreements. An additional €20 million will be payable under the licence agreement on achievement of certain commercial milestones related to the diagnostic product; as well as royalties on net sales in the low to mid-single digits on the diagnostic product and an earlier formulation of the therapeutic product, if used.

Closing of the licence agreement and asset purchase agreement is expected to occur simultaneously and is subject to customary closing conditions including, with respect to the acquisition of assets, assignment of patents rights and foreign direct investment (FDI) approval of Germany’s Ministry for Economic Affairs and Climate Action. Telix cannot guarantee these transactions will close in any specific timeframe or upon the terms summarised herein, if at all.

About Telix Pharmaceuticals Limited

Telix is a biopharmaceutical company focused on the development and commercialisation of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (Nasdaq: TLX).

Telix’s lead imaging product, gallium-68 (68Ga) gozetotide injection (also known as 68Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved by the U.S. Food and Drug Administration (FDA)2, by the Australian Therapeutic Goods Administration (TGA) 3, and by Health Canada4. No other Telix product has received a marketing authorisation in any jurisdiction.

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, announcements made to the ASX, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on X and LinkedIn.

Telix Investor Relations

Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

This announcement has been authorised for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.

Legal Notices

You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our registration statement on Form 20-F filed with the SEC, or on our website.

The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.

2 Telix ASX disclosure 20 December 2021.
3 Telix ASX disclosure 2 November 2021.
4 Telix ASX disclosure 14 October 2022.

This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialisation of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

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